

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 30, 2017

<u>Via E-mail</u>
Mr. Steven E. Brazones
Chief Financial Officer
Raven Industries, Inc.
205 E. 6th Street
P.O. Box 5107
Sioux Falls, SD 57117

   Re: Raven Industries, Inc.
     Form 10-K for the Year Ended December 31, 2016
     Filed March 31, 2017
     File No. 1-7982

Dear Mr. Brazones:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ John Cash

       John Cash
       Accounting Branch Chief

       Office of Manufacturing and
       Construction